
Mail Stop 4628

February 22, 2017

John Pollock
Chief Executive Officer
Financial Gravity Companies, Inc.
800 N. Watters Road, Suite 120
Allen, TX 75013

> **Re:** **Financial Gravity Companies, Inc.**
> **Form 8-K**
> **Filed October 12, 2016**
> **Form 10-K**
> **Filed January 25, 2017**
> **File No. 1-34770**

Dear Mr. Pollock:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources